  Exhibit 99.1

Silver Elephant’s Sunawayo Drills 2 Meters of 645 g/t Silver, 5.1% Lead, 1.3% Zinc, 0.2% Copper within 5 Meters of 380 g/t AgEq,
Indium and Gallium Assays Pending.

Vancouver, British Columbia, May 3, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces drill assay results from the Sunawayo project from drill holes SWD011 to SWD014, which include a high-grade intercept of 2.0 meters grading 645 g/t Ag, 5.12% Pb and 1.34% Zn, 0.19% Cu (813 g/t AgEq) within a broader intercept of 5.0 meters grading 297 g/t Ag, 2.43% Pb, 0.78% Zn, 0.08% Cu (380 g/t AgEq).

Highlighted results from this batch of drillholes is tabulated below:

Hole ID	From	To	Length (m)	AgEq (g/t)	Ag (g/t)	Pb %	Zn %	Cu %	In g/t	Ga g/t
SWD011	117.0	132.0	15.0	40	30	0.27	0.11	0.01	pending	pending
incl…	121.0	125.0	4.0	72	57	0.41	0.17	0.01	pending	pending
SWD011	181.0	192.0	11.0	33	15	0.60	0.07	0.02	pending	pending
SWD011	190.0	192.0	2.0	40	15	0.88	0.12	0.02	pending	pending
SWD012	16.0	17.0	1.0	36	15	0.96	0.01	0.00	pending	pending
SWD012	38.0	40.0	2.0	30	8	0.93	0.03	0.02	pending	pending
SWD012	99.0	100.0	1.0	33	23	0.21	0.11	0.03	pending	pending
SWD013	3.0	21.0	18.0	35	23	0.40	0.02	0.02	pending	pending
SWD013	146.0	151.0	5.0	380	297	2.43	0.78	0.08	pending	pending
incl…	148.0	150.0	2.0	813	645	5.12	1.34	0.19	pending	pending
SWD014	5.0	7.0	2.0	111	51	2.68	0.00	0.02	pending	pending
SWD014	37.0	43.0	6.0	52	13	1.57	0.02	0.04	pending	pending
SWD014	52.0	54.0	2.0	97	23	2.77	0.25	0.06	pending	pending
SWD014	78.0	79.0	1.0	35	19	0.40	0.06	0.06	pending	pending

Reported intercepts are core-lengths and not true-widths; based on core-angle measurements, true widths range from 78% to 84% of reported core length. AgEq calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. and a copper price of $3.00/lb. (all USD) and assumes 100% metallurgical recovery as no metallurgical studies have been conducted on the project, and do not reliably reflect expected metallurgical results. Silver equivalent values are calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644) + (Pb % x 21.9377) + (Cu% x 82.2665).

The Company has completed its planned 15-hole drilling program at Sunawayo with SWD015 assay results pending.

Results thus far confirm 14 out of 14 Sunawayo drilled holes over a 6.8 km span contain silver mineralization, highlighting the potential for the presence of one or more mineral deposits on the project. Currently there is insufficient exploration to determine whether any resources are present.

In reviewing assay results of SWD001 to SWD014, the company discovered indium and gallium mineralization and have re-submitted drill hole samples from SWD001 to SWD014 to ALS Global Laboratories for the analysis of indium and gallium concentrations.

Detailed maps of Sunawayo located in central Bolivia are available at www.silverelef.com.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core is split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.